AECOM 1999 Avenue of the Stars Suite 2600 Los Angeles, CA 90067 www.aecom.com	213.593.8000 213.593.8730	tel fax

January 20, 2016

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

Re:	AECOM
Form 10-K for Fiscal Year Ended September 30, 2015
Filed November 25, 2015
File No. 0-52433

Dear Mr. O’Brien:

This letter is in response to the comment letter, dated December 17, 2015, of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filing (the “Filing”) for AECOM (the “Company”).  To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 10-K for the fiscal year ended September 30, 2015

Item 1. Business, page 2

1.              We note your disclosure that you have formed AECOM Capital as an investment fund to invest in public-private partnership and private-sector real estate projects for which you can provide a fully integrated solution including equity capital. Please tell us more about AECOM Capital’s business purpose and operations. It is unclear from the disclosures whether AECOM Capital is a member/partner of joint ventures created with other businesses, or if it creates funds and obtains capital commitments from equity investors with those capital commitments used to make investments on behalf of its partners/ members (i.e., asset management business). If AECOM Capital’s business is asset management, please tell us the number of funds created, the amount of capital commitments received from external investors, the amount of capital commitments called, and the amount of your commitments and called commitments in the funds.

AECOM’s Response to Question #1:

AECOM is one of the largest general architectural, construction services and engineering design firms in the world.  AECOM Capital, a consolidated subsidiary of AECOM, was formed in 2013 as an investment vehicle to directly invest AECOM’s capital in public-private partnerships and private-sector real estate projects.  AECOM Capital has directly invested in 14 real estate projects since 2013 as a member/partner of joint venture arrangements with other independent third parties.  AECOM Capital has not historically and does not currently engage in the business of advising or managing securities or other assets for external investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies, page 39

2.              We note your disclosures that your deferred tax assets are reduced by a valuation allowance when it is more likely than not that a portion of a deferred tax asset would not be realized. We further note that based on your Note 17, your valuation allowance increased significantly from $27.1 million as of September 30, 2014, to $239.4 million as of September 30, 2015, driven primarily by an increase related to a valuation allowance of $182 million that was recorded in relation to the URS acquisition. Please expand your disclosures to specifically describe the nature of the underlying deferred tax assets that had a corresponding valuation allowance recorded. Additionally, please expand your disclosures to specifically highlight the positive and negative evidence you considered in arriving at the conclusion that it is more likely than not that $182 million of acquired deferred tax assets would not be realized. To the extent applicable, please highlight any material jurisdictions you operate in that impacted your determination and total valuation allowance recorded. Please refer to Item 303 of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

AECOM’s Response to Question #2:

As provided in Note 17 to our consolidated financial statements for fiscal year 2015, the valuation allowance increase of $239.4 million consists primarily of state and foreign net operating loss and credit carryforwards. In addition, the valuation allowance balance includes a reserve against a pension obligation deferred tax asset in the United Kingdom. As part of the business combination accounting for URS Corporation (“URS”), the Company evaluated the positive and negative evidence in certain tax jurisdictions to which URS was subject (primarily the United Kingdom, the United States, Australia and Canada). The evaluation consisted of reviewing the cumulative history of losses, including the lack of sustained earnings in these tax jurisdictions as well as the availability of any of the four possible sources of income pursuant to ASC 740-10-30-18. In addition, there are certain relevant tax law restrictions regarding the usage of some net operating losses and credit carry forwards in the United States and in the United Kingdom. Management of the Company determined that as of the balance sheet date of September 30, 2015, the negative evidence outweighed the positive evidence and therefore recorded a valuation allowance for the majority of URS’s foreign net deferred tax assets. The Company continues to pursue all four possible sources of income including tax planning strategies, and if and when a prudent and feasible tax planning strategy becomes available that management would be willing to implement to protect against a loss of a deferred tax asset that would otherwise expire, such event could cause a change in judgment regarding whether these deferred tax assets can be realized, which would cause a reduction in the associated valuation allowance in the future. The remaining increase in the valuation allowance balance during fiscal year 2015 was attributable to losses incurred by the legacy AECOM business and the URS Canadian and Australian businesses post-acquisition by AECOM for which no tax benefit has been recorded.

If relevant in the future reporting periods, the Company proposes to provide investors with additional valuation allowance details in the future, as requested by the Staff. The Company will continue to refer to Item 303 of Regulation S-K and Sections 501.14 of the Financial Reporting Codification for guidance. The below underlined text reflects the form of additional language that the Company proposes to include in its income taxes footnote to its consolidated financial statements in its next Form 10-K, and comparable language will be included in future filings, if applicable:

As of September 30, 2015 and 2014, gross deferred tax assets were $896.7 million and $367.1 million, respectively. The Company has recorded a valuation allowance of approximately $239.4 million and $27.1 million at September 30, 2015 and 2014, respectively, primarily related to state and foreign net operating loss carry forwards, credits and certain pension obligations (primarily in the United Kingdom, Australia, Canada and the United States). The Company has performed an assessment of positive and negative evidence, including the nature, frequency, and severity of cumulative financial reporting losses in recent years, the future reversal of existing temporary differences, predictability of future taxable income exclusive of reversing temporary differences of the character necessary to realize the asset, relevant carry forward periods, taxable income in carry-back years if carry-back is permitted under tax law, and prudent and feasible tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax asset that would otherwise expire. Although realization is not assured, based on the Company’s assessment, the Company has concluded that it is more likely than not that the remaining gross deferred tax asset (exclusive of deferred tax liabilities) of $657.3 million will be realized and, as such, no additional valuation allowance has been provided. The increase in the valuation allowance of $212 million is primarily attributable to the acquisition of URS of $182 million which was recorded in business combination. The majority of the $182 million acquired balance is related to valuation allowances recorded against foreign net operating losses and credit carryforwards and the pension obligation, consistent with those described above. Material jurisdictions contributing to the acquired valuation allowance include the United Kingdom, Australia, Canada and the United States.

Consolidated Results, page 44

Results of Operations by Reportable Segment, page 47

3.              We note your discussion and analysis of the change in income tax (benefit) expense for fiscal year ended September 30, 2015, when compared to September 30, 2014, on page 47. Please expand your disclosures to quantify all the material factors disclosed and provide a more meaningful analysis discussing the reasons behind each and whether the material factors impacting the effective tax rate are expected to have a continuing impact. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4. of the Financial Reporting Codification for guidance.

AECOM’s Response to Question #3:

The effective tax rate on the pretax loss in the year ended September 30, 2015  is higher than the effective tax rate on income in the year ended September 30, 2014 primarily due to the significant acquisition and integration costs related to the URS acquisition, which were largely incurred in the United States and are tax deductible at a relatively higher tax rate than our foreign jurisdictions, increased income attributable to non-controlling interests due to the acquisition of URS, and the extension of the research and development tax credit in the United States. The quantification of these material factors is presented in the Rate Reconciliation section of the Income Tax Footnote in Note 17 to our consolidated financial statements for fiscal year 2015. We also note that all of these factors are recurring, except for the acquisition and integration costs, which will decrease over time.

The Company proposes to include additional disclosure in the future, if relevant, as requested by the Staff  The Company will continue to refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4 of the Financial Reporting Codification for guidance. The below underlined text reflects the form of additional language that the Company proposes to include in its next Form 10-K in its results of operations by reportable segment, and comparable language will be included for subsequent years in future filings, if applicable:

Our income tax benefit for the year ended September 30, 2015 was $80.3 million compared to income tax expense of $82.0 million for the year ended September 30, 2014. The effective tax rate was 53.0% and 26.1% for the years ended September 30, 2015 and 2014, respectively.

The decrease in income tax expense for the year ended September 30, 2015 was primarily due to $29.3 million of the effect of non-controlling interests in income of consolidated subsidiaries from the acquisition of URS, $160 million of a change in the geographical mix of earnings/losses primarily attributable to the acquisition and integration costs incurred in the United States which attracts a higher tax rate than our foreign jurisdictions, $5.7 million of energy-related and other tax incentives, and an incremental tax benefit of $8.3 million related to the reinstatement of expiring tax provisions such as the research and development tax credit during the period,  partially offset by a $23.7 million increase in valuation allowances regarding realizability of certain current year foreign losses, and an $11.7 million decrease in the domestic production activities deduction.

4.              Comments 1 and 2 in our letter dated January 22, 2015, requested that your discussion and analysis of segment results provide investors with an understanding of all material factors contributing to the changes and quantify those changes when providing your analysis for revenue and gross profit for each period presented. In your response letter dated February 26, 2015, you stated, “The Company will continue to refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for future filings to ensure that the Management’s Discussion and Analysis section discloses all events, transactions or changes that materially affect its results of operations.…” However, we continue to note areas where there appears to be a lack of disclosure and/or analysis around the factors impacting your revenue and gross profit for at the consolidated and segment levels. For example:

•                  Your analysis of revenue for Design and Consulting Services (DCS) for fiscal years 2015 versus 2014 notes the changes in revenues for your various regions but does not explain the facts and circumstances contributing to the $220 million decrease in Americas, the $110 million decrease in Asia Pacific, or the $100 million increase in EMEA.

•                  Your discussion for DCS gross profit margin provides sufficient information to understand the impact of the acquisition of URS but does not address the facts and circumstances impacting organic gross profit margin.

•                  Subcontractor services have increased from your disclosure on page 75, but you did not include a discussion of the impact this increase has had on your gross profit margin.

•                  Your discussion of gross profit did not mention the impact of the $96.9 million recognized from the margin fair value liability recognized in connection with the acquisition of URS, which positively impacted gross profit by 18.1% for fiscal year 2015.

As such, we continue to request that you provide investors with a more comprehensive analysis of your operating results at the consolidated and segment levels by quantifying and discussing the impact of all the material factors. Please refer to Item 303(A)(3)(iii) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

AECOM’s Response to Question #4:

The Company will provide investors with a more comprehensive analysis of its operating results at the consolidated and segment levels as requested by the Staff by quantifying and discussing the impact of all the material factors. The Company will continue to refer to Item 303(A)(3)(iii) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance. By way of example, the below underlined text reflects the form of revised language that the Company proposes to include in its next Form 10-K in its results of operations for its Design and Consulting Services reportable segment, and comparable language for each segment will be included for subsequent years in future filings, if applicable:

Revenue

Revenue for our DCS segment for the year ended September 30, 2015 increased $2,519.8 million, or 46.3%, to $7,962.9 million as compared to $5,443.1 million for the corresponding period last year. Revenue provided by acquired companies was $3,012.7 million. Excluding revenue provided by acquired companies, revenue decreased $492.9 million, or 9.1%, over the year ended September 30, 2014.

The decrease in revenue, excluding acquired companies, for the year ended September 30, 2015 was primarily attributable to a negative foreign currency impact of $260 million mostly due to the strengthening of the U.S. dollar against the Australian and Canadian dollars and the British pound. Additionally, we experienced a decrease in the DCS Americas region of $220 million across its end markets, including the transportation, water, and environment segments due to a decrease in public spending on capital projects, and a decrease in the DCS Asia Pacific region of approximately $110 million due to an economic slowdown in mainland China. These decreases were partially offset by an increase in the DCS EMEA region of approximately $100 million due to the recovery and strengthening of economic conditions in Europe and the Middle East.

Gross Profit

Gross profit for our DCS segment for the year ended September 30, 2015 decreased $31.0 million, or 9.4%, to $299.3 million as compared to $330.3 million for the corresponding period last year. Gross profit provided by acquired companies was $48.0 million. Excluding gross profit provided by acquired companies, gross profit decreased $79.0 million, or 23.9%, from the year ended September 30, 2014. As a percentage of revenue, gross profit decreased to 3.8% of revenue for the year ended September 30, 2015 from 6.1% in the corresponding period last year.

The decrease in gross profit and gross profit as a percentage of revenue for the year ended September 30, 2015 was primarily attributable to a the decrease in revenue in the Americas region as discussed above.   Specifically, as a result of the revenue decline, we experienced declines in profitability primarily within our transportation, water, and environmental-related projects in the Americas.  Additionally, the decrease in gross profit as a percentage of revenue was due to fixed costs in the Americas, including indirect labor, office lease, and business development costs, that did not decrease proportionately with revenue.  Also, the decreases in gross profit and gross profit as a percentage of revenue were partly attributable to an approximately $12 million benefit recognized in the prior year from the collection of a previously reserved DCS Americas design services-related project receivable.

In the course of providing our services, we routinely subcontract for services and incur other direct costs on behalf of our clients. These costs are passed through to clients and, in accordance with industry practice and GAAP, are included in our revenue and cost of revenue. Because subcontractor and other direct costs can change significantly from project to project and period to period, changes in revenue may not always be indicative of business trends. Subcontractor and other direct costs for the years ended September 30, 2015, 2014 and 2013 were $8.3 billion, $3.5 billion and $3.2 billion, respectively. Subcontractor costs and other direct costs as a percentage of revenue, increased from 42% during the year ended September 30, 2014 to 46% during the year ended September 30, 2015 because URS has proportionately more construction oriented projects, and these projects utilize more subcontractors.

Billings in excess of costs on uncompleted contracts includes a margin fair value liability associated with long-term contracts acquired in connection with the acquisition of URS on October 17, 2014. Revenue and the related income from operations related to the margin fair value liability recognized during the year ended September 30, 2015, since the acquisition date, was $96.9 million. This amount was offset by amortization of intangible assets relating to URS of $361.6 million during the year ended September 30, 2015 since the acquisition date.

Note 1 — Significant Accounting Policies

Revenue Recognition, page 75

5.              We note that you recognize revenues from fixed-price, from cost reimbursable contracts, guaranteed maximum price contracts and from service-related contracts with differing recognition policies and levels of risk. Please provide sufficient information to allow a reader to understand the contribution of each revenue stream to the total amount of revenue recognized (e.g., the percentage of revenue that relates to the four revenue streams) for each period presented.

AECOM’s Response to Question #5:

The below underlined text reflects the form of revised language that the Company proposes to include in its significant accounting policies footnote to its consolidated financial statements in its next Form 10-K and comparable language will be included for subsequent periods in future filings:

During the years ended September 30, 2015, 2014, and 2013, the types of contracts comprising the Company’s revenue were as follows:

	September,
	2015	2014	2013
Cost reimbursable	58%	46%	51%
Guaranteed maximum price	15%	14%	11%
Fixed price	28%	40%	38%

The terms used above describe the terms of contracts we entered into, while “service” refers to the type of work performed under the contract.

6.              Please expand your disclosure for estimated losses on uncompleted contracts to clarify that the amount is included in cost of revenue and disclose the amount of the provision for estimated losses on uncompleted contracts for each period presented. Please refer to ASC 605-35-45-2 for guidance.

AECOM’s Response to Question #6:

The below underlined text reflects the form of revised language that the Company proposes to include in its next Form 10-K in its Note 1, and comparable language will be included for subsequent periods in future filings:

Revenue Recognition—The Company generally utilizes a cost-to-cost approach in applying the percentage-of-completion method of revenue recognition. Under this approach, revenue is earned in proportion to total costs incurred, divided by total costs expected to be incurred. Recognition of revenue and profit is dependent upon a number of factors, including the accuracy of a variety of estimates made at the balance sheet date, engineering progress, materials quantities, the achievement of milestones, penalty provisions, labor productivity and cost estimates made at the balance sheet date. Due to uncertainties inherent in the estimation process, actual completion costs may vary from estimates. If estimated total costs on contracts indicate a loss, the Company recognizes that estimated loss within cost of revenues in the period the estimated loss first becomes known. Liabilities recorded related to accrued contract losses were not material as of September 30, 2015 and 2014.

7.              We note your disclosure that the accuracy of the estimates could impact your revenue recognition given the application of a cost to cost approach in applying the percentage of completion method of revenue recognition. Please provide the disclosures required by ASC 605-35-50-9 and ASC 250-10-50-4 for each period presented. If they are not considered material please include a statement to such effect in your disclosures.

AECOM’s Response to Question #7:

The Company’s past practice has been to disclose the impact of changes in estimates in its MD&A when material. Because of the high percentage of cost reimbursable design contracts, revisions to estimates generally do not have material impacts on the Company’s financial results.  In the future, the Company will also include disclosure of these revisions in estimates in its footnotes to the financial statements and include the necessary disclosures required by ASC 605-35-50-9 and ASC 250-10-50-4.

Note 4- Business Acquisitions, Goodwill and Intangible Assets

8.              We note your disclosure that as part of your acquisition of URS you recorded a margin fair value liability of $148.1 million that is included in billings in excess of costs on uncompleted contracts liability as of the acquisition date on October 17, 2014, with the remaining liability balance of $51.2 million as of September 30, 2015, which is expected to be recognized in revenue over the next five years on a percentage of completion basis as the applicable projects progress. Please tell us the specific nature of the underlying margin fair value liability and the specific reasons for the Company recognizing $96.9 million or 65% of the initial carrying amount in its consolidated statements of operations for fiscal year 2015 given the remaining balance is expected to impact earnings over the next five years.

AECOM’s Response to Question #8:

The margin fair value liability associated with long-term contracts acquired in connection with the acquisition of URS relates to acquired contracts that contain terms that were not equivalent to market terms, based on a current transaction for a market participant. The acquired contracts were deemed to be in a net unfavorable position compared with market terms, and accordingly a liability was established with assistance from an independent third party valuation firm. This liability is amortized on a percentage of completion basis over the remaining terms of the respective contracts, based on the timing of the services being performed under such contracts. Few of the contracts have remaining lives of two to five years, and a majority of the contracts have remaining lives of two years or less. Therefore, the majority of the amortization occurs in the first two years from the date of acquisition.

Note 8 — Pension Benefit Obligations, page 92

9.              Please provide the disclosures required by ASC 715-80-50-2 and ASC 715-80-50-5 for your multiemployer pension plans.

AECOM’s Response to Question #9:

The below underlined text reflects the form of additional language that the Company proposes to include in its pension benefit obligation footnote in its next Form 10-K and comparable language will be included for subsequent years in future filings, if applicable:

We participate in over 200 construction-industry multiemployer pension plans. Generally, the plans provide defined benefits to substantially all employees covered by collective bargaining agreements. Under the Employee Retirement Income Security Act, a contributor to a multiemployer plan is liable, upon termination or withdrawal from a plan, for its proportionate share of a plan’s unfunded vested liability. The Company’s aggregate contributions to these multiemployer plans were $54.5 million for the year ended September 30, 2015.  At September 30, 2015, none of the plans in which we participate are individually significant to our consolidated financial statements.

Note 19- Commitments and Contingencies, page 113

10.       Please expand your disclosures to provide the estimate of the amount or range of additional loss that is reasonably possible in excess of amounts already recognized for your loss contingencies associated with the USAID Egyptian Projects, Canadian Pipeline Contract, Waste Isolation Pilot Plant Environmental Incidents, and Tishman Inquiry in accordance with the guidance in ASC 450-20-50-4. You may provide this disclosure on an aggregate basis. If an estimate cannot be made, please disclose this fact, and supplementally tell us (a) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (b) the specific factors that are causing your inability to estimate and when you expect those factors to be alleviated for each matter. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

AECOM’s Response to Question #10:

Pursuant to ASC 450-20-50-3 and 450-20-50-4, the Company is required to disclose an estimate of the possible loss or range of loss, or state that such an estimate cannot be made, if there is at least a reasonable possibility that a loss or an additional loss may have been incurred or a loss exists in excess of the accrued amounts.  Following this guidance, the Company regularly evaluates the status of the legal proceedings in which it is involved, to evaluate whether accruals are appropriate under ASC 450-20-25-2, and to determine whether an estimate of possible loss or range of loss can be made under ASC 450-20-50-4. On a quarterly basis, we have established procedures to assess and determine whether we can estimate a range of potential loss including:

•                  Disclosure Committee meetings with senior management to review and monitor material legal contingency matters and litigation developments;

•                  Legal, accounting and operational meetings to review and monitor material legal contingency matters and litigation developments;

•                  Meetings with our general counsel, other members of the Company’s legal department, outside counsel and senior management before the filing of our quarterly report to review and monitor material legal contingency matters and litigation developments; and

•                  Discussions with the Audit Committee, as appropriate.

The ASC 450 assessment is re-evaluated whenever a significant development occurs and at the end of each quarter as we revise and update the disclosures in our periodic reports.  At each stage in the process, we consider the accounting and disclosure implications of any legal developments and whether a loss is probable, reasonably possible or remote, and whether we can reasonably estimate a range of potential loss.  We typically consider, among others, the following factors in making our ASC 450 assessments: the nature of the litigation, claim or assessment; the jurisdiction of the litigation; the opposing and other counsel involved in the litigation; the number of parties involved; the counter- and/or cross-claims included in the litigation; the status of the case, including its procedural posture and how quickly it is progressing; the opinions of legal counsel and other advisers, including, but not limited to, consultants and experts; the experience of the company and others similar companies in similar cases; the precedent in the jurisdiction in similar cases; the probative pending decisions that may impact the assessment of the case; the consideration of any alternative dispute resolution efforts made to date; and any decision by management as to how we will respond to the lawsuit.

Following this process, the Company has accrued amounts for probable losses pursuant to ASC 450 and considered whether we can reasonably estimate a range of potential loss in excess of any accrued amount.  In addition, we also consider recent business combinations, in which the Company has separately recorded the fair value of acquired assets and liabilities as of the acquisition date as required pursuant to ASC 805.

Based on the evaluation described above, we believe unique factual circumstances present a number of specific factors that prevent us from reasonably estimating a range of potential loss in excess of accrued amounts for certain matters; however, we will revise our disclosures beginning with the Form 10-Q for the quarterly period ending January 1, 2016 relating to the Canadian Pipeline Contract to provide additional disclosure related to the specific reasons that we cannot provide a reasonable estimate as highlighted below.  In addition, we will revise the disclosure related to Waste Isolation Pilot Plant Environmental Incidents to indicate that any estimated reasonably possible loss is immaterial.  There are no longer any estimated reasonably possible losses for the other referenced matters, and we will update our disclosure in our next Form 10-Q accordingly.

The below underlined text reflects the form of the additional language that the Company proposes to include in its next Form 10-Q, subject to updates for developments that may occur before such filing:

Canadian Pipeline Contract

In January 2010, a pipeline owner filed an action in the Court of Queen’s Bench of Alberta, Canada against Flint Energy Services Ltd. (Flint), an affiliate of URS, as well as against a number of other defendants, alleging that the defendants negligently provided pipe coating and insulation system services, engineering, design services, construction services, and other work, causing damage to and abandonment of the line. The pipeline owner alleges it has suffered approximately C$45 million in damages in connection with the abandonment and replacement of the pipeline. Flint was the construction contractor on the pipeline project. Other defendants were responsible for engineering and design-services and for specifying and providing the actual pipe, insulation and coating materials used in the line. In January 2011, the pipeline owner served a Statement of Claim on Flint and, in September 2011, Flint filed a Statement of Defense denying that the damages to the coating system of the pipeline were caused by any negligence or breach of contract of Flint.  Since 2011, preliminary legal proceedings have occurred and Flint’s first expected trial date has been set for April 2016.

Flint intends to continue to defend this matter vigorously; however, it cannot provide assurance that it will be successful, in whole or in part, in these efforts.  The potential range of loss in excess of the current accrual cannot be reasonably estimated at this time, primarily due to the substantial uncertainty regarding the actual cause of the damage to or loss of the line is disputed; the nature and amount of each individual damage claim against the various defendants; and the uncertainty concerning legal theories and factual bases that the customer may present against all or some of the defendants.

Waste Isolation Pilot Plant Environmental Incidents

URS is a member of Nuclear Waste Partnership, LLC, a joint venture that manages and operates the Waste Isolation Pilot Plant (WIPP), a DOE federal waste repository in New Mexico designed to dispose of low level transuranic (TRU) radioactive waste generated by federal facilities. On February 5, 2014, an underground vehicle fire suspended operations at WIPP. On February 14, 2014, in a separate and unrelated event, a TRU waste container that originated from Los Alamos National Laboratory was breached and released low levels of radiological contaminants from the mine at WIPP into the atmosphere. On December 6, 2014, the DOE and Nuclear Waste Partnership received an administrative compliance order and civil penalty of $17.7 million from the New Mexico Environment Department alleging violations of the Resource Conservation and Recovery Act and the New Mexico Hazardous Waste Act due to WIPP’s failure to prevent the underground fire and the radiological release. In addition, disposal operations at WIPP have been suspended until a final recovery plan can be implemented.

Nuclear Waste Partnership, DOE and the New Mexico Environmental Department have executed a General Principles of Agreement, which, if incorporated into a final settlement document, would provide for DOE funding for various projects in lieu of any penalty payments and therefore the potential range of loss in excess of the current accrual is estimated to be immaterial.

11.                               We note your disclosures regarding the DOE Deactivation, Demolition, and Removal Project. Please expand your disclosure to clarify how the claims have been recognized in your consolidated financial statements along with the amounts.

AECOM’s Response to Question #11:

In December 2014, WGI Ohio submitted claims against the DOE pursuant to the Contracts Disputes Acts seeking recovery of $103 million, which included additional fees on changed work scope.  AECOM acquired WGI Ohio’s parent corporation, URS Corporation, on October 17, 2014, and accounted for the transaction under the acquisition method in accordance with ASC 805, Business Combinations (“ASC 805”).  Acquired assets and liabilities of URS Corporation, including WGI Ohio, were measured as of their fair value reflecting all existing and new information that existed as of the acquisition date.  Accordingly, per ASC 805, assets and liabilities were recorded to reflect the fair value of the claim as of the acquisition date.

The below underlined text reflects the form of additional language that the Company proposes to include in its next Form 10-Q, subject to updates for developments that may occur before such filing:

“DOE Deactivation, Demolition, and Removal Project

Washington Group International, an Ohio company (WGI Ohio), an affiliate of URS, executed a cost-reimbursable task order with the Department of Energy (DOE) in 2007 to provide deactivation, demolition and removal services at a New York State project site that, during 2010, experienced contamination and performance issues and remains uncompleted. In February 2011, WGI Ohio and the DOE executed a Task Order Modification that changed some cost-reimbursable contract provisions to at-risk. The Task Order Modification, including subsequent amendments, requires the DOE to pay all project costs up to $106 million, requires WGI Ohio and the DOE to equally share in all project costs incurred from $106 million to $146 million, and requires WGI Ohio to pay all project costs exceeding $146 million.

Due to unanticipated requirements and permitting delays by federal and state agencies, as well as delays and related ground stabilization activities caused by Hurricane Irene in 2011, WGI Ohio has been required to perform work outside the scope of the Task Order Modification. In December 2014, WGI Ohio submitted claims against the DOE pursuant to the Contracts Disputes Acts seeking recovery of $103 million, including additional fees on changed work scope.

Due to significant delays and uncertainties about responsibilities for the scope of remaining work, final project completion costs and other associated costs may exceed $100 million.  In addition, WGI Ohio assets and liabilities, including the value of the above claims, were also measured at their fair value on October 17, 2014, the date AECOM acquired WGI Ohio’s parent company.  See Note 4 to our consolidated financial statements in our Form 10-K for the 2015 fiscal year for additional information.

WGI Ohio can provide no certainty that it will recover the DOE claims and fees submitted in December 2014, as well as any other project costs after December 2014 that WGI Ohio is obligated to incur including the remaining project completion costs, which could have a material adverse effect on the Company’s results of operations.”

12.                               We note your disclosure related to your AECOM Australia matter whereby on July 10, 2015, you entered into a Deed of Release settling the respective lawsuits with the RCM applicants and Portigon AG. We further note your disclosure that management could not determine a potential range of loss for this matter through the third quarter of fiscal year 2015. Please tell us the amount of the settlement, the time table surrounding the settlement discussion; and why you were unable to estimate the amount or range of reasonably possible loss for purposes of disclosure in your third quarter of fiscal year 2015 Form 10-Q considering you entered into a settlement agreement on July 10, 2015, prior to when this Form 10-Q was filed.

AECOM’s Response to Question #12:

AECOM negotiated the settlement terms disclosed in the Deed of Release for several months preceding July 2015; however, until the execution of the Deed of Release on July 10, 2015, there was no definitive agreement between the parties.  In addition, this settlement only covered the claims brought by the creditors since the plaintiffs’ securities class action claims remain outstanding. The settlement amount in the Deed of Release was $205 million (U.S. dollars), and was not publicly accessible per the terms of the Deed of Release at the time of the filing of the Company’s 10-Q for the third quarter of fiscal year 2015.  The settlement was primarily covered by third party insurance carriers and the Company accruals taken in the third quarter of fiscal year 2015 for this matter were immaterial.

There remains an ongoing legal matter due to the securities class action claims; however, the factual circumstances continue to present a number of specific factors that prevent us from reasonably estimating a range of potential loss in excess of accrued amounts, primarily the fact that the matter contains complex international and regulatory issues.  We intend to update our disclosure related to this matter to provide additional information related to the settlement and our inability to estimate the amount or range of reasonably possible loss.

The below underlined text reflects the additional language that the Company proposes to include in its next Form 10-Q, subject to updates for developments that may occur before such filing:

“AECOM Australia

In 2005 and 2006, the Company’s main Australian subsidiary, AECOM Australia Pty Ltd (AECOM Australia), performed a traffic forecast assignment for a client consortium as part of the client’s project to design, build, finance and operate a tolled motorway tunnel in Australia. To fund the motorway’s design and construction, the client formed certain special purpose vehicles (SPVs) that raised approximately $700 million Australian dollars through an initial public offering (IPO) of equity units in 2006 and approximately $1.4 billion Australian dollars in long term bank loans. The SPVs went into insolvency administrations in February 2011.

KordaMentha, the receivers for the SPVs (the RCM Applicants), caused a lawsuit to be filed against AECOM Australia by the RCM Applicants in the Federal Court of Australia on May 14, 2012. Portigon AG (formerly WestLB AG), one of the lending banks to the SPVs, filed a lawsuit in the Federal Court of Australia against AECOM Australia on May 18, 2012. Separately, a class action lawsuit, which has been amended to include approximately 770 of the IPO investors, was filed against AECOM Australia in the Federal Court of Australia on May 31, 2012.

All of the lawsuits claim damages that purportedly resulted from AECOM Australia’s role in connection with the above described traffic forecast. The class action applicants claim that they represent investors who acquired approximately $155 million Australian dollars of securities. On July 10, 2015, AECOM Australia, the RCM Applicants and Portigon AG entered into a Deed of Release settling the respective lawsuits for $205 million (U.S. dollars).

AECOM Australia disputes the claimed entitlements to damages asserted by the remaining class action lawsuit and will continue to defend this matter vigorously; AECOM Australia cannot provide assurance that it will be successful in these efforts.  The potential range of loss in excess of the current accrual cannot be reasonably estimated at this time, primarily due to the fact that the matter involves complex international and regulatory issues in Australia; the substantial uncertainty regarding the alleged damages by the litigants; the limited nature of our role in this project; uncertainty concerning the plaintiff’s legal theories and their potential resolution by a foreign court; and the overall age of this matter.

13.                               We note your disclosures for the AECOM Australia class action lawsuit and DOE Hanford Nuclear Reservation, in which you state, “[t]he resolution of these matters cannot be determined at this time…” Please tell us what you mean by this statement. In this regard, ASC 450-20-50-4 does not require the amount or range of reasonably possible loss to be estimated with precision or certainty.

AECOM’s Response to Question #13:

We regularly review the most current available data to determine if we can estimate the reasonably possible loss or range of loss for disclosed litigation matters.  In using the phrase “[t]he resolution of these matters cannot be determined at this time,” we did not intend to articulate a disclosure threshold different from the one required by ASC 450.  In future filings, we will provide an estimate of the reasonably possible loss or range of loss or state that such an estimate cannot be made.  See our response for Question #10 above.

Note 23 — Condensed Consolidating Financial Information, page 121

14.                               We note your disclosure that the guarantor subsidiaries are “wholly owned.” Please confirm that the guarantor subsidiaries are “100% owned”, as defined in Rule 3-10(h)(1) of Regulation S-X, and revise your disclosures in future filings in accordance with Rule 3-10(f) of Regulation S-X. Please refer to Rule 1-02(aa) of Regulation S-X for the definition of

AECOM’s Response to Question #14:

We confirm that the Company’s guarantor subsidiaries are “100% owned”, as defined in Rule 3-10(h)(1) of Regulation S-X, and we will revise our future filings in accordance with Rule 3-10(f) of Regulation S-X.

Closing

In accordance with your letter, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (213) 593-7758 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ W. Troy Rudd

W. Troy Rudd

Executive Vice President and Chief Financial Officer

cc:                    Michael S. Burke, Chief Executive Officer, AECOM

David Y. Gan, Senior Vice President, Assistant General Counsel, AECOM